DATCHAT, INC.

FINANCIAL STATEMENTS

December 31, 2016 and 2015

DATCHAT, INC.

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DatChat, Inc.

We have audited the accompanying balance sheets of DatChat, Inc. as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. DatChat, Inc.’s management is responsible for the financial statements. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to examine management’s assertion about the effectiveness of DatChat, Inc.’s internal control over financial reporting as of December 31, 2016 and, accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DatChat, Inc. as of December 31, 2016 and 2015 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has a working capital deficit. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ D. Brooks and Associates CPA’s, P.A
D. Brooks and Associates CPA’s, P.A
West Palm Beach, FL
July 14, 2017

D. Brooks and Associates CPA’s, P.A. 319 Clematis Street Suite 318, West Palm Beach, FL 33401 – (561) 429-6225

DATCHAT, INC.

BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash	$89,240	$1,429
Prepaid expenses	101,666	31,667

Total Current Assets	190,906	33,096

OTHER ASSETS:
Software development cost, net	80,646	134,410

Total Assets	$271,552	$167,506

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$26,469	$3,622
Notes payable	10,000	10,000
Notes payable - related parties	56,000	52,500
Due to related party	-	8,260

Total Current Liabilities	92,469	74,382

Commitments and Contingencies - (Note 7)

STOCKHOLDERS' EQUITY:
Preferred stock ($0.0001 par value; 20,000,000 shares authorized) Series A Preferred stock ($0.0001 Par Value; 1 Share Authorized; 1 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively)	-	-
Common stock ($0.0001 par value; 180,000,000 shares authorized; 19,844,750 and 12,775,000 shares issued and outstanding at December 31, 2016 and 2015, respectively)	1,984	1,278
Additional paid-in capital	1,986,821	354,822
Accumulated deficit	(1,809,722)	(262,976)

Total Stockholders' Equity	179,083	93,124

Total Liabilities and Stockholders' Equity	$271,552	$167,506

See accompanying notes to financial statements.

DATCHAT, INC.

STATEMENTS OF OPERATIONS

	For the Year	For the Year
	Ended	Ended
	December 31, 2016	December 31, 2015

NET REVENUES	$-	$-

OPERATING EXPENSES:
Compensation	709,464	108,655
Professional and consulting	650,948	37,912
General and administrative	178,297	110,579

Total operating expenses	1,538,709	257,146

OTHER INCOME (EXPENSE)
Interest expense	(13,056)	(3,420)
Interest income	19	4
Other income	5,000	-

Total other expense, net	(8,037)	(3,416)

NET LOSS	$(1,546,746)	$(260,562)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.09)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	17,646,166	12,145,207

See accompanying notes to financial statements.

DATCHAT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2016 and 2015

	Preferred Stock - Series A		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2014	-	$-	11,000,000	$1,100	$-	$(2,414)	$(1,314)

Sale of common stock	-	-	1,075,000	108	214,892	-	215,000

Issuance of common stock for services	-	-	200,000	20	39,980	-	40,000

Issuance of common stock for software development cost	-	-	500,000	50	99,950	-	100,000

Net loss for the year ended December 31, 2015	-	-	-	-	-	(260,562)	(260,562)

Balance, December 31, 2015	-	$-	12,775,000	$1,278	$354,822	$(262,976)	$93,124

Sale of common stock, net of offering costs of $1,250	-	-	4,069,750	406	612,299	-	612,705

Issuance of common stock for services	-	-	3,000,000	300	599,700	-	600,000

Issuance of preferred stock for services - related party	1	-	-	-	420,000	-	420,000

Net loss for the year ended December 31, 2016	-	-	-	-	-	(1,546,746)	(1,546,746)

Balance, December 31, 2016	1	$-	19,844,750	$1,984	$1,986,821	$(1,809,722)	$179,083

See accompanying notes to financial statements.

DATCHAT, INC.

STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended	Ended
	December 31, 2016	December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,546,746)	$(260,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	53,764	26,882
Default interest added to principal amount of notes	5,000	-
Stock-based compensation and fees	950,000	8,333
Changes in operating assets and liabilities:
Prepaid expenses	-	-
Accounts payable and accrued expenses	22,848	2,590

NET CASH USED IN OPERATING ACTIVITIES	(515,134)	(222,757)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software development cost	-	(61,292)

NET CASH USED IN INVESTING ACTIVITIES	-	(61,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from a related party	12,782	11,066
Payments on related party advances	(21,042)	(3,088)
Proceeds from notes payable	17,500	67,500
Repayment of notes payable	(19,000)	(5,000)
Proceeds from sale of common stock, net of offering costs of $1,250	612,705	215,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	602,945	285,478

NET INCREASE IN CASH	87,811	1,429

CASH - beginning of year	1,429	-

CASH - end of year	$89,240	$1,429

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for future services	$101,667	$31,667
Issuance of common stock for software development cost	$-	$100,000

See accompanying notes to financial statements.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DatChat, Inc. (the “Company”) was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company’s corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31.  The Company’s principal business is focused on its mobile messaging application that provides a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. The Company’s mobile messaging application is called DatChat Messenger which is currently a free messaging application. Once the Company achieves critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has a net loss and net cash used in operations of $1,546,746 and $515,134, respectively, for the year ended December 31, 2016.  Additionally the Company has an accumulated deficit of $1,809,722 at December 31, 2016 and has no revenues. These circumstances cause substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation and fees.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents.  The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2016, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fair value measurements and fair value of financial instruments

The estimated fair value of certain financial instruments, including cash and accounts payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Revenue recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company has not recognized any revenues since its inception.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, “Equity Based Payments to Non-employees”, for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Costs incurred to develop internal-use software, including website development costs, during the preliminary project stage are expensed as incurred.   Internal-use software development costs are capitalized during the application development stage, which is after:   (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended.   Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed.   Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality.   Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements.   When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. During the fiscal year 2015, the Company capitalized software development cost of $161,292 during the application development stage. The Company released its application on July 8, 2016 and consequently, the Company incurred software developments expenses which consisted primarily of consulting fees and salaries for software programming services in the amount of $211,013 and $51,525 during the years ended December 31, 2016 and 2015, respectively.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment losses during the years ended December 31, 2016 and 2015.

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At December 31, 2016 and 2015, the Company did not have any potentially dilutive securities outstanding that may dilute any future earnings per share.

Recent accounting pronouncements

In March 2016, FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”) as part of FASB's simplification initiative focused on improving areas of GAAP for which cost and complexity may be reduced while maintaining or improving the usefulness of information disclosed within the financial statements. ASU 2016-09 focuses on simplification specifically with regard to share-based payment transactions, including income tax consequences, classification of awards as equity or liabilities and classification on the statement of cash flows. The guidance in ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company’s adoption did not have a material impact on the Company’s consolidated results of operations, financial position and related disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – SOFTWARE DEVELOPMENT COST

Software development cost, net consisted of the following:

	Estimated life	December 31, 2016	December 31, 2015
Software development cost (see Note 1)	3 years	$161,292	$161,292
Less: Accumulated amortization		(80,646)	(26,882)
		$80,646	$134,410

Amortization expense was $53,764 and $26,882 for the years ended December 31, 2016 and 2015, respectively.

NOTE 3 – RELATED PARTY TRANSACTION

The Company’s officer, Mr. Darin Myman, from time to time, provided advances to the Company for working capital purposes. At December 31, 2016 and 2015, the Company had a payable to the officer of $0 and $8,260, respectively. These advances were short-term in nature and non-interest bearing. During the year ended December 31, 2016, Mr. Myman provided advances to the Company for working capital purposes for a total of $12,782 and the Company repaid $21,042 of these advances.

On May 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to a principal stockholder of the Company. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. The Company defaulted to repay the note when it was due. On February 25, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance to the extension agreement, the Company and the lender agree to increase the amount of the principal amount of the note by $5,000 as penalty for the Company’s failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, the Company recorded non-cash interest expense of $5,000 on February 25, 2016. The Company defaulted to repay the note as of the filing date of this report. At December 31, 2016, the outstanding principal balance of the note was $35,000.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 3 – RELATED PARTY TRANSACTION (continued)

On June 26, 2015, the Company entered into a promissory note agreement, providing for the issuance of a promissory note in the principal amount of $15,000 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the loan was 10%. The Company defaulted to repay the note as of the filing date of this report. At December 31, 2016, the outstanding principal balance of the note was $15,000.

On September 1, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $7,500 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the note was 10%. The Company repaid $4,000 on July 11, 2016 and as of December 31, 2016, the principal balance of this note was $3,500. This note is currently in default.

On September 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $5,000 to a related party. The note was due on December 26, 2016. The annual interest rate for the note is 10%. The Company repaid the note in full on October 15, 2015. The CEO of the Company is an officer of the affiliated company.

On January 17, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $5,000 to a related party. The note was due on December 26, 2016. The annual interest rate for the note was 10%. The Company repaid the note in full on March 7, 2016. The CEO of the Company is an officer of the affiliated company.

On October 31, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $10,000 to a related party. The note was due on November 30, 2016. The annual interest rate for the note was 10%. The Company repaid the note in full on November 15, 2016. The CEO of the Company is an officer of the affiliated company.

On October 31, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $2,500 to a related party. The note is due on December 26, 2016. The annual interest rate for the note is 10%. This note is currently in default. At December 31, 2016, the outstanding principal balance of the note was $2,500.

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. During fiscal 2016, the Company paid a monthly base rent of $2,275 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,275 to $2,333.34 beginning on June 1, 2017 (see Note7). The CEO of the Company is an officer of the affiliated company.

NOTE 4 - NOTES PAYABLE

Notes payable consisted of the following:

	December 31, 2016	December 31, 2015
Notes payable – unrelated party	$10,000	$10,000
Notes payable – related party (see Note 3)	56,000	52,500
Total notes payable	$66,000	$62,500

On September 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $10,000 to an unrelated party. The note was due on December 26, 2015. The annual interest rate for the note is 24%. On June 16, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 26, 2016. This note is currently in default. At December 31, 2016, the outstanding principal balance of the note was $10,000.

As of December 31, 2016 and 2015, accrued interest related to these notes amounted to $11,476 and $3,420, respectively, and is included in accounts payable and accrued expenses on the accompanying balance sheets.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 5 – STOCKHOLDERS’ EQUITY

Shares Authorized

In August 2016, the Board of Directors of the Company authorized the issuance of 20,000,000 shares of preferred stock. Consequently, the authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Preferred stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine onehundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into equity of the Company. The Series A Preferred Stock does not contain any redemption provision.

On August 19, 2016, the Company issued 1 share of its Series A Preferred Stock to the CEO of the Company for service provided. In connection with the issuance of super voting control preferred stock on August 19, 2016 (herein referred to as the “Valuation Date”), the Company assessed the fair value of the issued preferred stock issued to the CEO of the Company for purposes of determining the valuation as set forth in ASC 820–10–35–37 Fair Value in Financial Instruments. Based on an independent appraisal report which utilized the market approach to estimate fair values on the Valuation Date, and for the year ended December 31, 2016, the Company recorded stock-based compensation of $420,000. The preferred stock issued was valued based upon industry specific control premiums and the Company’s estimated equity value at the time of the transaction. The market approach was utilized to arrive at an indication of equity value based on recent transactions involving the Company’s common stock. The control premium for the Company was based on publicly traded companies or comparable entities which have been recently acquired in arm’s–length transactions. The Company estimated the control premium for the voting control of the preferred stock based on Computer Programming/Software industries at 11.15% as of August 19, 2016, based on comparable publicly traded data, adjusted for company-specific factors. The Company valued the share at the fair value of $420,000 and recorded stock-based compensation of $420,000 for the year ended December 31, 2016.

Common stock

During the year ended December 31, 2015, the Company sold 1,075,000 shares of its common stock at $0.20 per common share for proceeds of $215,000.

On January 5, 2015, the Company issued 500,000 vested shares of its common stock to a programmer for services provided. The Company valued these common shares at the fair value of $0.20 per common share or $100,000 based on the sale of common stock in the recent private placement at $0.20 per common share. In connection with the issuance of these common shares, the Company recorded software development cost of $100,000 for the year ended December 31, 2015.

On October 15, 2015, the Company entered into a twelve-month consulting agreement with a consultant for providing strategic consulting and business advisory services. Pursuant to the consulting agreement, the Company issued 200,000 shares of the Company’s common stock to the consultant. The Company valued these common shares at the fair value of $40,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $8,333 and $31,667 for the years ended December 31, 2015 and 2016, respectively.

On January 5, 2016, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on January 5, 2017. In accordance to this consulting agreement, the Company shall pay the consultant (i) 1,000,000 shares of the Company’s common stock; and (ii) cash compensation rate of $50 per hour on hours pre-authorized by the Company. On January 5, 2016, the Company issued 1,000,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $200,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $200,000 for the year ended December 31, 2016.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 5 – STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

Common stock (continued)

On January 12, 2016, the Company entered into a six-month consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expired on July 12, 2016. In accordance to this consulting agreement, the Company issued to the consultant 75,000 shares of the Company’s common stock. The Company valued these common shares at the fair value of $15,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $15,000 for the year ended December 31, 2016.

On April 5, 2016, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on April 5, 2017. In accordance to this consulting agreement, the Company pays the consultant (i) 1,000,000 shares of the Company’s common stock; (ii) cash compensation rate of $50 per hour on hours pre-authorized by the Company. On April 8, 2016, the Company issued 1,000,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $200,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $133,333 for the year ended December 31, 2016 and prepaid expense of $66,667. The prepaid expense will be amortized over the rest of corresponding service periods.

On April 28, 2016, the Company entered into a legal consulting agreement with a firm who has agreed to provide legal services to the Company. In accordance to this legal consulting agreement, the Company shall pay the consultant (i) fees for the Regulation A Offering services at a flat fee of $35,000 with a $10,000 retainer due upon execution of this agreement. The remainder of the flat fee shall be paid on the earlier of (a) the abandonment of the Regulation A Offering or (b) with 45 days of the effectiveness of the Offering Statement, (ii) 25,000 shares of restricted common stock upon the execution of the agreement, and (iii) $2,500 per month for legal services. On April 28, 2016, the Company issued 25,000 shares of its common stock to the legal firm. The Company valued these common shares at the fair value of $5,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $5,000 for the year ended December 31, 2016.

On April 1, 2016, the Company entered into an advisory board agreement with an advisor who has agreed to act as a member of the Company’s Advisory Board. In accordance to this advisory board agreement, the Company shall pay the advisor 500,000 shares of the Company’s common stock. On April 1, 2016, the Company issued 500,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $100,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $100,000 for the year ended December 31, 2016.

On May 18, 2016, the Company entered into a one-year advisory board agreement with an advisor who has agreed to act as a member of the Company’s Advisory Board. The agreement expires on May 18, 2017. In accordance to this advisory board agreement, the Company shall pay the advisor 200,000 shares of the Company’s common stock. On May 18, 2016, the Company issued 200,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $40,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $23,333 for the year ended December 31, 2016 and prepaid expense of $16,667. The prepaid expense will be amortized over the rest of related service periods.

On June 14, 2016, the Company entered into a one-year advisory board agreement with an advisor who has agreed to act as a member of the Company’s Advisory Board. In accordance to this advisory board agreement, the Company shall pay the advisor 200,000 shares of the Company’s common stock. On June 14, 2016, the Company issued 200,000 shares of its common stock to the consultant. The Company valued these common shares at the fair value of $40,000 or $0.20 per common share based on the sale of common stock in the recent private placement. In connection with the issuance of these common shares, the Company recorded stock-based compensation of $21,667 for the year ended December 31, 2016 and prepaid expense of $18,333. The prepaid expense will be amortized over the rest of corresponding service periods.

In February 2016, the Company sold 1,500,000 shares of its common stock at $0.06667 per common share for proceeds of $100,005 to an unrelated party. Between January 2016 and June 2016, the Company sold 1,507,250 shares of its common stock at $0.20 per common share for gross proceeds of $301,450 and net proceeds of $300,200 after legal fees related to the private placement sale. During the period from July 1, 2016 through December 31, 2016, the Company sold 1,062,500 shares of its common stock at $0.20 per common share for proceeds of $212,500.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 6 – INCOME TAXES

The Company has incurred aggregate net operating losses of approximately $851,321 for income tax purposes as of December 31, 2016. The net operating loss carries forward for United States income taxes, which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, through 2035. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Income tax benefit at U.S. statutory rate of 34%	$(525,894)	$(88,942)
Income tax benefit - State	(77,337)	(13,080)
Non-deductible expenses	370,500	3,250
Change in valuation allowance	232,731	98,772
Total provision for income tax	$-	$-

The Company’s approximate net deferred tax asset at December 31, 2016 and 2015 was as follows:

Deferred Tax Asset:	December 31, 2016	December 31, 2015
Net operating loss carryforward	$332,015	$99,284
Valuation allowance	(332,015)	(99,284)
Net deferred tax asset	$-	$-

The net operating loss carryforward was $851,321 and $254,575 at December 31, 2016 and 2015, respectively. The Company provided a valuation allowance equal to the deferred income tax asset for the year ended December 31, 2016 and 2015 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $232,731 in fiscal 2016. The potential tax benefit arising from the loss carryforward will expire in 2036.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income may be subject to an annual limitation as a result of ownership changes that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2014, 2015 and 2016 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. The Company made an amendment to the lease agreement in February 2017 and the expiration date of the lease is amended to be May 31, 2018. During fiscal 2016, the Company paid a monthly base rent of $2,217 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,217 to $2,275 beginning on June 1, 2016 through May 31, 2017 and a monthly increase from $2,275 to $2,333.34 beginning on June 1, 2017 through May 31, 2018. The CEO of the Company is an officer of the affiliated company. Future minimum rental payments required under this operating lease are as follows:

	Total	1 Year	1-3 Year	Thereafter
Operating lease	$39,375	$27,708	$11,667	$-
Total	$39,375	$27,708	$11,667	$-

Rent expense was $31,625 and $29,874 for the years ended December 31, 2016 and 2015, respectively.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 8 – SUBSEQUENT EVENTS

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 200,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 200,000 shares of its common stock to the consultant.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 600,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 600,000 shares of its common stock to the consultant.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 250,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 250,000 shares of its common stock to the consultant.

On February 7, 2017, the Company entered into a one-year consulting agreement with a consultant who has agreed to provide general business consulting services to the Company. The agreement expires on February 6, 2018. In accordance to this consulting agreement, the Company shall pay the consultant 100,000 shares of the Company’s common stock. On February 7, 2017, the Company issued 100,000 shares of its common stock to the consultant.

On February 28, 2017, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $15,000 to a principal stockholder of the Company. The note is due on August 28, 2017. The annual interest rate for the note is 10%. The CEO of the Company is an officer of the affiliated company.

On July 3, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $60,000. The senior convertible promissory note and all accrued interest are due on November 3, 2017. The Company paid original issuance cost of $10,000 in connection with these notes payable which is being amortized over the term of the note. Any amount of principal or interest on this note which is not paid when due shall bear interest at the rate of twenty percent (20%) per annum from the due date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 250,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price pf $0.20 per share.